Exhibit 3.1.3

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF

BIOCEPT, INC.

The undersigned hereby certifies on behalf of Biocept, Inc., a Delaware corporation (the “Corporation”) as follows:

1. He is the Senior Vice President of Finance, Chief Financial Officer and Secretary of the Corporation.

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on June 28, 2013.

3. The Board of Directors of Corporation duly adopted resolutions setting forth the following proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing said amendment to be submitted to the stockholders of the Corporation for consideration, as follows:

RESOLVED, that Part A of Article III of the Certificate of Incorporation of the Corporation be amended to read in full as follows:

This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 153,000,000 shares, 53,000,000 shares of which shall be Common Stock (the “Common Stock”) and 100,000,000 shares of which shall be Preferred Stock (the “Preferred Stock”). The par value per share of the Common Stock shall be $0.0001 and the par value per share of the Preferred Stock shall be $0.0001.

Upon the filing and effectiveness pursuant to the Delaware General Corporation Law of this Certificate of Amendment of Certificate of Incorporation, and without regard to any other provision contained herein, every one share of Common Stock either issued and outstanding or reserved for issuance by the Corporation immediately before such filing and effectiveness shall automatically and without any action on the part of the respective holders thereof or the Corporation, be combined, reclassified and changed into one-fourteenth of a share of Common Stock of the Corporation, issued and outstanding or reserved for issuance, as the case may be. No fractional shares of Common Stock shall be issued upon such combination of the Common Stock. If the combination would otherwise result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board of Directors) on the date that the combination is effective, rounded up to the nearest whole cent.

RESOLVED FURTHER, that such amendment is declared to be advisable.

RESOLVED FURTHER, that such amendment shall be submitted forthwith for stockholder consideration at a special meeting of stockholders or by a written consent action in lieu thereof.

RESOLVED FURTHER, that the capital of the Corporation shall not be reduced by virtue of such amendment.

4. Thereafter the holders of the number of shares of capital stock of the Corporation gave written consent in favor of the entire foregoing amendment in accordance with Section 228 of the Delaware General Corporation Law in lieu of a special meeting of stockholders.

5. Said entire amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Biocept, Inc. has caused this Certificate of Amendment of Certificate of Incorporation to be executed by the undersigned, and the undersigned has executed this certificate, on November 1, 2013.

/s/ William G. Kachioff
William G. Kachioff, Senior Vice President of Finance, Chief Financial Officer and Secretary